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                Christopher E. Palmer          Goodwin Procter LLP
                202.346.4253                   Counselors at Law
                cpalmer@                       901 New York Avenue, N.W.
                goodwinprocter.com             Washington, D.C.  20001
                                               T: 202.346.4000
                                               F: 202.346.4444

                                  May 13, 2009


Via EDGAR

Sonny Oh, Esquire
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

     Re:    AXA Equitable Life Insurance Company
            Separate Account No. 49
            Accumulator Plus Contract
            Post-Effective Amendment No. 40 filed on Form N-4 (the "Amendment") File Nos. 811-07659 and 333-64749

Dear Sonny,

On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we respond below to certain comments of the SEC staff on the above-referenced Amendment. Pursuant to our conversations on May 8, 2009 and May 12, 2009, we are supplementing our responses to certain comments included in the letter we filed on April 24, 2009. We repeat the staff comment and then provide our supplemental response. We have not repeated the comments for which we are not providing supplemental responses. We also set forth several additional comments provided by the staff and our response.

PROSPECTUS

COMMENT 3

The front cover page notes that all amounts under the contract must be allocated to "Options A or B." While the paragraph describes what those options are, for clarity, please consider stating in the beginning of the paragraph that there are significant investment restrictions imposed on all amounts invested under the contract.

Please note on the cover page that Option B requires that at least 30% of assets be allocated to fixed income options.



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Sonny Oh, Esquire
May 13, 2009
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SUPPLEMENTAL RESPONSE 3

We added the following sentence to the beginning of the paragraph on the cover discussing Option A and Option B: "The Contract includes investment restrictions." We did not add the word "significant" because we do not believe that Options A and B are necessarily significant limitations. Even Option A includes a variety of allocation portfolios to which account value can be allocated. It would certainly be possible for a company to issue a contract offering only several allocation portfolios.

We state on the cover page: "However, Option B requires that at least 30% of your account value be invested in fixed income options."

COMMENT 8

The prospectus notes in the GWBL section on page 50 that excessive withdrawals can adversely affect benefits under the program. Please note this in the GWBL section of the summary on page 11.

Please also highlight the second sentence of the GWBL section of summary in bold and disclose that all assets must be allocated to option A.

Consider retaining the "Guaranteed withdrawal benefit for life" caption to clearly delineate between the Guaranteed minimum income benefit and the Guaranteed withdrawal benefit for life.

SUPPLEMENTAL RESPONSE 8

We added the following sentence to the GWBL summary section on page 11: "Excess withdrawals can cause a significant reduction in your benefit." We highlighted what was the second sentence of the GWBL summary in the Amendment, which states that the benefit is available only on a conversion from the GMIB beginning on the contract date anniversary following age 80. We also disclosed in the summary section that assets must be allocated to Option A under GWBL. See page 11.

We believe that the references to the Guaranteed withdrawal benefit for life should remain incorporated under the "Guaranteed minimum income benefit" caption in the "Accumulator Plus at a glance" section because the Guaranteed withdrawal benefit for life is available only upon conversion from the Guaranteed minimum income benefit for life at age 80 and is not available for election at contract purchase.



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Sonny Oh, Esquire
May 13, 2009
Page 3


COMMENT 9 - FEE TABLE (PAGE 15)

COMMENT 9G

For consistency, the disclosure in footnote 10 should be incorporated directly into the table as was provided for the Guaranteed minimum death and Guaranteed minimum income benefits. In the alternative, please disclose the maximum fees in the table while retaining footnote 10 with appropriate revisions.

Please review footnote 11, as it appears similar to former footnote 10 and redundant of the information in the table.

Please modify the Fee table so as to list the highest fees first.

SUPPLEMENTAL RESPONSE 9G

The disclosure in former footnote 10 has been incorporated directly into the table.

We have eliminated footnote 11 (former footnote 10), and revised the "Guaranteed withdrawal benefit for life benefit charge" section of the fee table to state "If you reset your Guaranteed minimum income benefit base prior to conversion or if your GWBL benefit base ratchets after conversion, we reserve the right to increase your charge up to:...."

We have modified the fee table so as to list the highest fees first.

COMMENT 16 - GUARANTEED MINIMUM INCOME BENEFIT (PAGE 42)

Please clearly disclose the difference between the "Automatic" and "Manual" versions of this feature including any relevant investment restrictions (see cover page) as well as why a contract owner would elect one over the other.

Please indicate that you have disclosed Option B has higher fees than those associated with it Option A.

SUPPLEMENTAL RESPONSE 16

We have replaced references to the "Manual" and "Automatic" versions of the Guaranteed minimum income benefit. The prospectus now references Guaranteed minimum income benefit I--Asset Allocation, which provides that contract amounts will be allocated under Option A, and Guaranteed minimum income benefit II--Custom Selection, which provides that contract amounts may be allocated under Option A or Option B. We have updated the prospectus, including the "Accumulator Plus at a Glance," to reflect this distinction.



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Sonny Oh, Esquire
May 13, 2009
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We have indicated in various parts of the prospectus that Option B has higher fees than those associated with Option A.

COMMENT 18 - GUARANTEED ANNUAL WITHDRAWAL BENEFIT FOR LIFE ("GWBL") (PAGE 49)

COMMENT 18C

Please clarify the meaning of the first bullet point after the second paragraph under "Effect of Excess withdrawals" on page 60 and reconcile the second paragraph and ensuing bullet points with the example provided in the fourth paragraph.

Please clarify the pro rata deduction process.

SUPPLEMENTAL RESPONSE 18C

We have revised the disclosure in the example to clarify and reconcile the example with the second paragraph and ensuing bullet points. See page 49.

We have revised the first bullet point to read as follows: "The entire withdrawal amount will reduce the GWBL benefit base on a pro rata basis (which means that we calculate the percentage of your current account value that is being withdrawn and we reduce your current benefit base by the same percentage)."

COMMENT 18E

Given disclosure under "Subsequent contributions" on page 61, please retain applicable disclosure in the first footnote after the end of the chart on page 28.

Please specify that "subsequent contributions are not permitted after the Conversion transaction date" when discussing subsequent contributions generally.

SUPPLEMENTAL RESPONSE 18E

We have revised the disclosure relating to subsequent contributions generally. See pages 1, 11, 21, 23, and 25.

We have generally increased the disclosure that "subsequent contributions are not permitted after conversion to the Guaranteed withdrawal benefit for life."





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Sonny Oh, Esquire
May 13, 2009
Page 5


COMMENT 18G

Please retain/include disclosure regarding the use of the rebalancing feature after the date of conversion, for example, see page 62.

Please consider additional disclosure regarding the contract owner's restriction to Option A upon conversion. Specifically, please consider disclosures on pages 32 and 34.

Please provide the disclosure under "Rebalancing your account value" on page 55 also under "Automatic conversion" on page 50.

SUPPLEMENTAL RESPONSE 18G

At conversion, the contract owner's account value is subject to Option A, under which rebalancing is permitted. See pages 32 and 55.

Under "Allocating your contributions," we have specified that the contract owner will be restricted to Option A upon conversion.

We believe that section entitled "Switching between options" adequately disclosures the contract owner's restriction to Option A upon conversion. The prospectus states: "If you elect the Guaranteed minimum income benefit I - Asset Allocation, your contract will be restricted to Option A (even if you drop the Guaranteed minimum income benefit I - Asset Allocation). If you elect either Guaranteed minimum income benefit and it converts to the Guaranteed withdrawal benefit for life, your contract will be restricted to Option A at the time of the conversion. For more information about allocation changes upon an automatic conversion to the Guaranteed withdrawal benefit for life, see `Automatic conversion' in `Guaranteed withdrawal benefit for life" later in this Prospectus."

We have duplicated the disclosure under "Rebalancing your account value" at the end of the "Automatic conversion" section.



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Sonny Oh, Esquire
May 13, 2009
Page 6


ADDITIONAL COMMENT 1

Complete the amount of the administrative charge on page 18.

ADDITIONAL RESPONSE 1

We have specified that the administrative charge is .008% of contract value.

ADDITIONAL COMMENT 2

Please use defined terms consistently. For example, "AXA Strategic Allocation" portfolios, as specified in footnote "*" on page 1, should be used consistently throughout the prospectus.

ADDITIONAL RESPONSE 2

We have reviewed the prospectus for inconsistencies, and have updated all references to the "AXA Strategic Allocation" portfolios.

ADDITIONAL COMMENT 3

Please review footnote 4 and confirm that it relates to the Earnings enhancement benefit charge.

ADDITIONAL RESPONSE 3

Footnote 4 no longer refers to the Earnings enhancement benefit charge.

ADDITIONAL COMMENT 4

Please include a line separating net loan interest and the underlying fund information.

ADDITIONAL RESPONSE 4

The line is no longer required because loans are no longer available under the contract.

ADDITIONAL COMMENT 5

Because the section entitled "Transfers" under "Allocating your contributions" relates only to Option B, please discuss the transfer rules as they pertain to Option A.

ADDITIONAL RESPONSE 5


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Sonny Oh, Esquire
May 13, 2009
Page 7


We have included a discussion of the transfer rules as they pertain to Option A in the "Transfers" section under "Allocating your Contributions."

The first paragraph under "Transfer" reads, "Generally, you may transfer your account value among the variable investment options. However, under Option A, a transfer into the guaranteed interest option (other than a transfer pursuant to a dollar cost averaging program) will not be permitted if such transfer would result in more than 25% of the account value being allocated to the guaranteed interest option, based on the account value as of the previous business day."

Additionally, the last sentence of the section reads "For more information about transferring your account value, please see `Transferring your money among investment options' later in this prospectus."

ADDITIONAL COMMENT 6

Please discuss joint life contracts under "Annual Ratchet" on page 49.

ADDITIONAL RESPONSE 6

We have revised our discussion of Joint life contracts under "Annual Ratchet" to state: "For Joint life contracts, if your GWBL benefit base ratchets on any contract date anniversary after you begin taking withdrawals, your Applicable percentage may increase based on your spouse's attained age at the time of the ratchet. For Single life contracts, if the initial GWBL benefit base and Applicable percentage are calculated using your Guaranteed minimum income benefit base on the Conversion effective date and the GWBL benefit base is increased by an Annual Ratchet, then the Applicable percentage will increase from 4.0% to 5.0%. For both Single Life and Joint Life contracts, your Guaranteed annual withdrawal amount will also be increased, if applicable, to equal your Applicable percentage times your new GWBL benefit base."


ADDITIONAL COMMENT 7
In the second paragraph on the cover page, include disclosure that although the Prospectus is not the contract, the Prospectus provides a description of all material provisions of the contract.
ADDITIONAL RESPONSE 7

We have provided a disclosure in the second paragraph of the cover page stating that the Prospectus provides a description of all material provisions of the contract.

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Sonny Oh, Esquire
May 13, 2009
Page 8



The registrant will file with the Commission a letter including Tandy representations requested by the staff with the further amendment.

Please contact me with any questions on the Company's response to the staff's comments. We appreciate your assistance with this Amendment.


                                                     Yours truly,

                                                     /s/ Christopher E. Palmer

                                                     Christopher E. Palmer

CEP:am

cc:      Sun-Jin Moon, AXA Equitable


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